===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          TRANZ RAIL HOLDINGS LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   894116102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       CANADIAN NATIONAL RAILWAY COMPANY
                            GRAND TRUNK CORPORATION
                  WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                     WISCONSIN CENTRAL INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                      (Names of Persons Filing Statement)

                                October 9, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 11 Pages

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



CUSIP No. 894116102                                          Page 2 of 11 Pages
                                      13D
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Canadian National Railway Company, I.D. No. 98-0018609

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS

              BK

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada

             NUMBER OF SHARES               7    SOLE VOTING POWER
           BENEFICIALLY OWNED BY
           EACH REPORTING PERSON                 28,684,918
                   WITH
                                            8    SHARED VOTING POWER

                                                 0

                                            9    SOLE DISPOSITIVE POWER

                                                 28,684,918

                                           10    SHARED DISPOSITIVE POWER

                                                 0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              28,684,918

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.7%

     14       TYPE OF REPORTING PERSON

              CO

CUSIP No. 894116102                                          Page 3 of 11 Pages
                                      13D
-------------------------------------------------------------------------------


     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Grand Trunk Corporation, I.D. No. 13-2673944

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS

              BK

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

             NUMBER OF SHARES               7    SOLE VOTING POWER
           BENEFICIALLY OWNED BY
           EACH REPORTING PERSON                 28,684,918
                   WITH
                                            8    SHARED VOTING POWER

                                                 0

                                            9    SOLE DISPOSITIVE POWER

                                                 28,684,918

                                           10    SHARED DISPOSITIVE POWER

                                                 0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              28,684,918

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.7%

     14       TYPE OF REPORTING PERSON

              CO

CUSIP No. 894116102                                           Page 4 of 11 Pages
                                       13D
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


              Wisconsin Central Transportation Corporation, I.D. No. 36-3541743

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS

              BK

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

             NUMBER OF SHARES               7    SOLE VOTING POWER
           BENEFICIALLY OWNED BY                 28,684,918
           EACH REPORTING PERSON
                   WITH
                                            8    SHARED VOTING POWER

                                                 0

                                            9    SOLE DISPOSITIVE POWER

                                                 28,684,918

                                           10    SHARED DISPOSITIVE POWER

                                                 0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              28,684,918

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.7%

     14       TYPE OF REPORTING PERSON

              CO

CUSIP No. 894116102                                           Page 5 of 11 Pages
                                       13D
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Wisconsin Central International, Inc., I.D. No. 36-3902614

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS

              BK

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

             NUMBER OF SHARES               7    SOLE VOTING POWER
           BENEFICIALLY OWNED BY
           EACH REPORTING PERSON                 28,684,918
                   WITH
                                            8    SHARED VOTING POWER

                                                 0

                                            9    SOLE DISPOSITIVE POWER

                                                 28,684,918

                                           10    SHARED DISPOSITIVE POWER

                                                 0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              28,684,918

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.7%

     14       TYPE OF REPORTING PERSON

              CO

   Item 1.  Security and Issuer.

     This statement relates to the Ordinary Shares (the "Ordinary Shares"), of Tranz Rail Holdings Limited, a limited liability company under the laws of New Zealand (the "Issuer"). American Depositary Shares, evidenced by American Depositary Receipts and each representing the right to receive three Ordinary Shares ("ADSs"), are registered pursuant to Section 12(g) of the Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at Level 1, Clear Centre, Cnr Northcote & Taharoto Road, Takapuna, Auckland, New Zealand.

   Item 2.  Identity and Background.

     The names of the persons filing this statement (each such person being sometimes referred to herein as a "Reporting Person") are Canadian National Railway Company, a Canadian corporation ("CN"), Grand Trunk Corporation, a Delaware corporation and direct wholly-owned subsidiary of CN ("Grand Trunk"), Wisconsin Central Transportation Corporation, a Delaware corporation and direct wholly-owned subsidiary of Grand Trunk ("Wisconsin Central"), and Wisconsin Central International, Inc., a Delaware corporation and direct wholly-owned subsidiary of Wisconsin Central ("Wisconsin International").

     The address of the principal business and the principal office of CN and Grand Trunk is 935 de La Gauchetiere St. West, Montreal, Quebec, Canada, H3B 2M9. CN is a leader in the North American railroad industry and derives its revenues from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive. Grand Trunk is a holding company for CN's U.S. properties. The address of the principal business and the principal office of Wisconsin Central and Wisconsin International is 6250 North River Road, Suite 9000, Rosemont, Illinois 60018. Wisconsin Central represents CN's Wisconsin Central Division with railroads in the U.S. and Canada. Wisconsin International is a holding company for investments in railroad companies in other countries.

     The name, business address, present principal occupation or employment and citizenship of all directors and executive officers of the Reporting Persons are set forth on Schedule I.

     During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate purchase price for the Ordinary Shares acquired by Wisconsin Central and Wisconsin International during the period between 1993-1995 was approximately $22 million. Such price was funded through Wisconsin Central's revolving credit facility.

   Item 4.  Purpose of Transaction.

     Wisconsin Central and Wisconsin International acquired the 28,684,918 Ordinary Shares during the period between 1993-1995, as a long-term investment.

     On November 9, 2000, Wisconsin Central entered into an agreement with Deutsche Bank AG as financial adviser in connection with a possible sale of Ordinary Shares owned by Wisconsin Central (the "Engagement Letter"). Deutsche Bank AG is also advising another shareholder of the Issuer, Pacific Rail Limited ("Pacific Rail"), in relation to a possible sale of Ordinary Shares owned by Pacific Rail. Because Deutsche Bank AG will market the Ordinary Shares held by the Reporting Persons jointly with those held by Pacific Rail, the Reporting Persons and Pacific Rail may be deemed to be a group with respect to the sale of such shares.

     On January 30, 2001, CN announced that it intended to continue to pursue a possible sale of Wisconsin Central's interests in the Issuer.

      Subject to subsequent developments affecting the Issuer, general stock market and economic conditions and other factors deemed relevant, the Reporting Persons propose to dispose of up to their entire ownership of Ordinary Shares. There can be no assurances that any such disposition will be effected or as to the price and other terms that may be obtained.

     This statement is being filed to reflect the indirect acquisition by CN of all of the outstanding shares of capital stock of Wisconsin Central on October 9, 2001.

     Prior to October 9, 2001, Robert H. Wheeler, Carl Ferenbach, Thomas F. Power, Jr. and Thomas W. Rissman (the "Former Dual Directors") were directors of each of Wisconsin Central, Wisconsin International and the Issuer. The Former Dual Directors resigned as directors of Wisconsin Central and Wisconsin International effective October 9, 2001, but remain directors of the Issuer.

     With the foregoing exceptions, the Reporting Persons and their directors and executive officers have no plans or proposals which relate to or would result in any of the types of events or changes described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

      (a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons beneficially owns 28,684,918 Ordinary Shares, representing approximately 23.7% of the Ordinary Shares outstanding as of August 1, 2000.

     Based on information published by the Issuer, Wisconsin Central believes that Pacific Rail is the holder of 17,551,961 Ordinary Shares, representing approximately 14.5% of the Ordinary Shares outstanding as of August 1, 2000.

     Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any persons named in Schedule I hereto beneficially owns any Ordinary Shares or ADSs.

     (b) Each of the Reporting Persons has sole power to vote or direct the vote and to dispose or direct the disposition of 28,684,918 Ordinary Shares.

     (c) No transactions in the Ordinary Shares or ADSs have been effected since August 20, 2001 by any Reporting Person or, to the best knowledge of the Reporting Persons, by any of the persons named in Schedule I.

     The Reporting Persons do not know of any transactions in the Ordinary Shares or ADSs effected since August 20, 2001 by Pacific Rail.

     (d)   Inapplicable.

     (e)   Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Engagement Letter Agreement between Deutsche Bank AG and Wisconsin Central dated November 9, 2000 incorporated by reference to Exhibit B of the Schedule 13D filed by Wisconsin Central and Wisconsin International on November 13, 2000 with respect to their ownership of Ordinary Shares.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2001


                                           CANADIAN NATIONAL RAILWAY COMPANY


                                           By:   /s/ Sean Finn
                                             ----------------------------------
                                             Name:  Sean Finn
                                             Title: Senior Vice President,
                                                      Chief Legal Officer and
                                                      Corporate Secretary



                                           GRAND TRUNK CORPORATION



                                           By:   /s/ Sean Finn
                                             ----------------------------------
                                             Name:  Sean Finn
                                             Title: Senior Vice President and
                                                      Chief Legal Officer



                                           WISCONSIN CENTRAL TRANSPORTATION
                                             CORPORATION


                                           By:   /s/ Sean Finn
                                             ----------------------------------
                                             Name:  Sean Finn
                                             Title: Senior Vice President,
                                                      Chief Legal Officer and
                                                      Corporate Secretary




                                           WISCONSIN CENTRAL INTERNATIONAL, INC.



                                           By:   /s/ Sean Finn
                                             ----------------------------------
                                             Name:  Sean Finn
                                             Title: Senior Vice President,
                                                      Chief Legal Officer and
                                                      Corporate Secretary

                                                                     SCHEDULE I


     DIRECTORS AND EXECUTIVE OFFICERS OF CANADIAN NATIONAL RAILWAY COMPANY

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Canadian National Railway Company ("CN"), are set forth below. If no business address is given the director's or officer's business address is 935 de La Gauchetiere St. West, Montreal, Quebec, Canada, H3B 2M9. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to their position at CN.

Name, Citizenship and Business Address           Present Principal Occupation
--------------------------------------------     -------------------------------
Directors
Michael R. Armellino - American                  Retired Partner
85 Broad Street, 2nd Floor                       The Goldman Sachs Group
New York, NY 10004

Purdy Crawford - Canadian                        Counsel, Osler,
1 First Canadian Place                           Hoskin & Harcourt
Suite 6600
Toronto, Ontario
M5X 1B8

J.V. Raymond Cyr - Canadian                      Chairman
1050 Beaver Hall Hill                            PolyValor Inc.
19th Floor
Montreal, Quebec
H2Z 1S4

Gordon D. Giffin - American                      Vice-Chairman
303 Peachtree St. - Suite 5300                   Long Aldridge & Norman
Atlanta, Georgia 30308

James K. Gray - Canadian                         Chairman
605, 5th Avenue S.W. #2800                       Canadian Hunter Exploration
Calgary, Alberta                                 Ltd.
T2P 3H5

E. Hunter Harrison* - American                   Executive Vice-President and
                                                 Chief Operating  Officer

Edith E. Holiday - American                      Corporate Director

V. Maureen Kempston Darkes - Canadian            President and General Manager
1908 Colonel Sam Drive                           General Motors of Canada
Oshawa, Ontario
L1H 8P7

Gilbert H. Lamphere - American                   Managing Director
645 Fifth Ave. 18th Floor                        Lamphere Capital Management
New York, NY 10022

Denis Losier - Canadian                          President and Chief Executive
770 Main Street, Box 160                         Officer
Moncton, New Brunswick                           Assumption Life
E1C 8L1

Name, Citizenship and Business Address           Present Principal Occupation
--------------------------------------------     -------------------------------
Edward C. Lumley - Canadian                      Vice-chairman
First Canadian Place, 4th Floor                  BMO Nesbitt Burns Inc.
Toronto, Ontario
M5X 1H3

David G.A. McLean - Canadian                     Chief Executive Officer
Suite 400- The Landing                           McLean Group
375 Water Street
Vancouver, B.C.
V6B 5C6

Robert Pace - Canadian                           President and Chief Executive
c/o Maritime Broadcasting System                 Officer - The Pace Group
5121 Sackville Street, 7th Floor
Halifax, Nova Scotia
B3J 2R2

Cedric E. Ritchie - Canadian                     Corporate Director
44 King Street West - Suite 3005
Toronto, Ontario
M5H 1H1

Paul M. Tellier* - Canadian                      President and Chief Executive
                                                 Officer



                                                 Present Principal Occupation
                                                       Including Name and
Name, Citizenship and Business Address               Address of Employere
--------------------------------------------     -------------------------------

Executive Officers
(Who Are Not Directors)
Les P. Dakens - Canadian                         Senior Vice President,
                                                 Corporate Services

Sean Finn* - Canadian                            Senior Vice President, Chief
                                                 Legal Officer and
                                                 Corporate Secretary

James M. Foote - American                        Executive Vice President, Sales
455 North Cityfront Plaza Drive                  and Marketing
Chicago, Illinois
60611-5317

William J. Fox - Canadian                        Senior Vice President, Public
                                                 Affairs

Keith L. Heller - Canadian                       Senior Vice President, Eastern
277 Front Street West                            Canada Division
Toronto, Ontario
M5V 2X7

Jack T. McBain - Canadian                        Senior Vice President,
10,004, 104th Avenue                             Operations
Edmonton, Alberta
T5J 0K2

Claude Mongeau** - Canadian                      Executive Vice President and
                                                 Chief Financial Officer

* Mr. Tellier, Mr. Harrison and Mr. Finn are also directors and executive officers of Grand Trunk Corporation ("Grand Trunk"), Wisconsin Central Transportation Corporation ("Wisconsin Central") and Wisconsin Central, International, Inc. ("Wisconsin International").

**   Mr. Mongeau is also an executive officer of Grand Trunk Corporation.

With the exception of Gordon T. Trafton, all directors and executive officers of Wisconsin Central and Wisconsin International are directors and/or executive officers of CN and are listed above in this Schedule I. Mr. Trafton is an American and his title is Vice-President, Wisconsin Central Division. Mr. Trafton's business address is 6250 North River Road, Suite 8000, Rosemont, Illinois 60018.